Dogness (International) Corporation

Tongsha Industrial Estate ♦ East District ♦

Dongguan, Guangdong ♦ People’s Republic of China ♦ Phone: +86-769-88753300

February 11, 2019

VIA EDGAR

Sherry Haywood

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dogness (International) Corporation
Registration Statement on Form F-3
File No. 333-229505

Dear Ms. Haywood:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Dogness (International) Corporation hereby requests the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-3 to become effective on February 13, 2019, at 4:00 PM Eastern Time, or as soon thereafter as is practicable.

Please feel free to direct any questions or comments concerning this request to our U.S. legal counsel, Anthony W. Basch.

Sincerely,

/s/ Silong Chen
Silong Chen, Chief Executive Officer